TURBODYNE TECHNOLOGIES, INC.
                              36 E. BARNETT STREET
                                VENTURA, CA 93001



June 10, 2008


Mr. Michael Fay
Accounting Branch Chief
Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington D.C. 20549-3561


Re:      Turbodyne Technologies, Inc.
         File Number: 000-21391

Dear Mr. Fay:

We have researched the inquiries in your letter dated January 28, 2008. We apologize for the delay in our response.

SEC COMMENT # 1:

Refer to your response to our prior comment number 3. Please inform us when you have filed an amendment to your Form 10-KSB for the year ended December 31, 2006 that includes an accountants' report that has been corrected to include an explanatory paragraph in regard to your related restatement for the correction of error.

RESPONSE TO SEC COMMENT # 1:

As noted in the response to SEC Comment # 3 the Company will be amending our filings for the periods ending September 2006 through September 2007 to reflect the revised position. We will include the corrected accountants' report in the amended filing.

SEC COMMENT # 2:

 Refer to your response to our prior comment number 5. We note your conclusion that the embedded conversion feature within convertible debt outstanding at December 31, 2006 should be bifurcated from the host instrument and accounted as a derivative at fair value with changes in fair value recorded in earnings pursuant to paragraph 12 of FAS 133. We further note you recognized a beneficial conversion feature in connection with the convertible debt that is not consistent with the requirements of FAS 133. In this regard, please explain

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 to us how your accounting for all issuances of convertible debt since 2005 is in accordance with FAS 133. In connection with this, provide us with a schedule that clearly shows us the effects of accounting for the embedded conversion feature as a derivative pursuant to FAS 133 as of the end of and for each interim period commencing with December 31, 2005 through September 30, 2007. Your schedule should (i) state the fair value of the embedded conversion derivative and where reported in the balance sheet at each interim date; (ii) clearly explain in sufficient detail how you determined the fair value at each date, and (iii) state the amount of the change in the fair value of the conversion feature and where reported in your statement of operations for each interim period during the range specified above.

RESPONSE TO SEC COMMENT # 2:

After further research we are changing our response to SEC Comment # 5 and # 6 in our letter dated December 15, 2007.

     REVISED RESPONSE TO SEC COMMENT # 5

     SEC COMMENT:
     Please provide us with an analysis of the embedded conversion feature within convertible debt outstanding at December 31, 2006 and issued thereafter with regard to whether the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in retained earnings pursuant to paragraph 12 of FAS 133. Refer to page 33 of the Division of Corporation Finance's `Current Accounting and Disclosure Issues" for guidance, which can be found at http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml.


     RESPONSE:

     THE EMBEDDED CONVERSION FEATURE SHOULD NOT BE BIFURCATED.

     We evaluated the criteria provided by par. 12 and par. 11(a) of FAS 133. Par. 12 of FAS 133 enumerates the three criteria and that all three must be met to for a derivative instrument to qualify for bifurcation. The criteria are as follows:

a. "THE ECONOMIC CHARACTERISTICS AND RISKS OF THE EMBEDDED DERIVATIVE INSTRUMENT ARE NOT CLEARLY AND CLOSELY RELATED TO THE ECONOMIC CHARACTERISTICS AND RISKS OF THE HOST CONTRACT"

         The Company issued a debt instrument that is convertible to the Company's common stock. In this situation, the conversion option has the economic characteristics and risks of an equity interest whereas the host contract is a debt instrument. Par. 61(k) of FAS 133 states that "changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related". Therefore, the conversion option of the Company's debt instrument met this criterion for bifurcation.

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



b.       NO CHANGE

c. "A SEPARATE INSTRUMENT WITH THE SAME TERMS AS THE EMBEDDED DERIVATIVE INSTRUMENT WOULD, PURSUANT TO PARAGRAPHS 6-11, BE A DERIVATIVE INSTRUMENT SUBJECT TO THE REQUIREMENTS OF THIS STATEMENT. (THE INITIAL NET INVESTMENT FOR THE HYBRID INSTRUMENT SHALL NOT BE CONSIDERED TO BE THE INITIAL NET INVESTMENT FOR THE EMBEDDED DERIVATIVE.) HOWEVER, THIS CRITERION IS NOT MET IF THE SEPARATE INSTRUMENT WITH THE SAME TERMS AS THE EMBEDDED DERIVATIVE INSTRUMENT WOULD BE CLASSIFIED AS A LIABILITY (OR AN ASSET IN SOME CIRCUMSTANCES) UNDER THE PROVISIONS OF STATEMENT 150 BUT WOULD BE CLASSIFIED IN STOCKHOLDERS' EQUITY ABSENT THE PROVISIONS IN STATEMENT 150."

         To determine whether the conversion option qualifies as a derivative, we used the criteria set in par. 6-9 of FAS 133 which defines a derivative as a financial instrument with all three of the following characteristics:

1.              NO CHANGE.

2.              NO CHANGE.

3. "ITS TERMS REQUIRE OR PERMIT NET SETTLEMENT, IT CAN READILY BE SETTLED NET BY A MEANS OUTSIDE THE CONTRACT, OR IT PROVIDES FOR DELIVERY OF AN ASSET THAT PUTS THE RECIPIENT IN A POSITION NOT SUBSTANTIALLY DIFFERENT FROM A NET SETTLEMENT." Par. 9(c) of FAS 133 states that a contract fits the description in par. 6(c) if its settlement provisions met one of the following criteria:

     o Neither party is required to deliver an asset that is associated with the underlying and that has a principal amount, stated amount, face value, number of shares, or other denomination that is equal to the notional amount (or the notional amount plus a premium or minus a discount). For example, most interest rate swaps do not require that either party deliver interest-bearing assets with a principal amount equal to the notional amount of the contract. Turbodyne is not required to pay note holders the value of the conversion option.

     o One of the parties is required to deliver an asset of the type described in paragraph 9(a), but there is a market mechanism that facilitates net settlement, for example, an exchange that offers a ready opportunity to sell the contract or to enter into an offsetting contract. There is no market mechanism to facilitate net settlement outside the contract.

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     o    One of the parties is required to deliver an asset of the type described in paragraph 9(a), but that asset is readily convertible to cash or is itself a derivative instrument. An example of that type of contract is a forward contract that requires delivery of an exchange-traded equity security. In the case of Turbodyne, the conversion option is for conversion into the Company's restricted stock. This does not meet the characteristic of being readily convertible into cash and therefore has failed the third characteristic of a derivative per par. 12 of FAS 133.

     The conversion option therefore does not meet the criteria for bifurcation but is considered for beneficial conversion features.


     REVISED RESPONSE TO SEC COMMENT # 6

     SEC COMMENT:
     With regard to each group of warrants either outstanding at December 31, 2006 or issued thereafter, please provide us with your analysis of whether the warrants meet the definition of a derivative under FAS 133 (par. 6-9) and if so, whether the warrants meet the scope exception in par. 11 (a) of FAS 133. If the warrants do not meet the definition of a derivative under FAS 133, provide us with an evaluation under EITF 00-19 to determine whether the warrants should be accounted for as a liability or as equity. In order to determine that equity classification of the warrants is appropriate, all of the criteria for equity classification in par. 7-32 of EITF 00-19 must be met. Refer to page 32 of the Division of Corporation Finance's "Current Accounting and Disclosure Issues" referred to in the preceding comment for guidance.

     RESPONSE:

     THE WARRANTS DO NOT QUALIFY AS DERIVATIVES UNDER FAS 133 AND QUALIFIES FOR EQUITY CLASSIFICATION UNDER EITF 00-19.

     We evaluated the criteria set in par. 6-9 of FAS 133 which define a derivative as a financial instrument with all three of the following characteristics:

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a.   "IT HAS ONE OR MORE UNDERLYINGS AND ONE ORE MORE NOTIONAL AMOUNTS OR
     PAYMENT PROVISIONS OR BOTH." The price of the stock to be issued upon exercise of the warrants represents the underlying and the number of shares to be issued upon exercise represents the notional amount. Therefore, the warrants meet the first characteristic of a derivative. The freestanding warrant that has a right to a fixed number of shares would be considered indexed to the issuer's stock, because the value of the warrant is based upon the value of the underlying shares.

b. "IT REQUIRES NO INITIAL NET INVESTMENT OR AN INITIAL NET INVESTMENT THAT IS SMALLER THAN WOULD BE REQUIRED FOR OTHER TYPES OF CONTRACTS THAT WOULD BE EXPECTED TO HAVE A SIMILAR RESPONSE TO CHANGES IN MARKET FACTORS."
     The initial net investment in the convertible debt instrument represented by the loan proceeds theoretically relates to the debt instrument, the conversion option and the warrants. Only part of the proceeds relates to the warrants. Therefore, the total loan proceeds should not be considered to be the initial net investment for the warrants. Accordingly, freestanding warrants meet the second characteristic of a derivative.

c. "ITS TERMS REQUIRE OR PERMIT NET SETTLEMENT, IT CAN READILY BE SETTLED NET BY A MEANS OUTSIDE THE CONTRACT, OR IT PROVIDES FOR DELIVERY OF AN ASSET THAT PUTS THE RECIPIENT IN A POSITION NOT SUBSTANTIALLY DIFFERENT FROM A NET SETTLEMENT."
     The warrants are for the purchase of restricted stock; hence, the warrants do not meet the net settlement characteristic because restricted stock is not readily convertible into cash as discussed in par. 9c of FAS 133. The warrants do not qualify as derivatives per this criterion.

     We also considered par. 11(a) of FAS 133 to determine whether the freestanding warrants qualify for scope exception in SFAS 133. Par. 11(a) states that a company should not consider a contract to be a derivative if the contract issued is both (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position.

     The freestanding warrant is considered to be indexed to the Company's own stock since it can be exercised for a fixed number of shares, in which case, the value of the freestanding warrant is based upon the value of the underlying shares.

     The freestanding warrant can be classified in stockholders' equity because, under the subscription agreement, the Company will use its best efforts or commercially reasonable efforts to register the shares. The requirement is therefore under the control of the Company. This further supports the conclusion that the warrants do not meet the definition of a derivative under FAS 133. In this case, the warrants were evaluated under EITF 00-19 to determine whether the warrants should be accounted for as a liability or equity.

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     The warrants should be accounted for as equity as it has met the requirements for equity classification as mentioned in par. 7-32 of EITF 00-19.

     Specifically, the contract relating to the freestanding warrant (1) does not require net-cash settlement, (2) permits the Company to settle in unregistered shares (see discussion in previous paragraph), (3) the Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require issuance of stock during the maximum period the derivative contract could remain outstanding, (4) there is a fixed number of shares to be issued upon exercise of warrants, (5) there are no required payments to the warrant holders in the event the Company fails to make timely filings with the SEC,
     (6) the Company is not required to pay warrant holders in the event that shares obtained from the exercise of warrants are subsequently sold at a price that is not sufficient for a full return to the warrant holder, (7) there are no provisions in the contract that indicate that the warrant holders has rights that rank higher than those of the a stockholder, and
     (8) there is no requirement in the contract to post collateral at any point or for any reason.


SEC COMMENT # 3:

 Please explain to us and disclose in sufficient detail the basis of the amounts for "Debt conversion expense" and "Gain on extinguishment of debt" in the periods presented, and tell us the guidance relied upon in support of your accounting.


RESPONSE TO SEC COMMENT # 3:

DEBT CONVERSION EXPENSE

Prior to the December 31, 2007 Form 10-KSB the debt conversion expense was related to inducement to the extension of the note due date and the inducement to exercise warrants as described below:

     Prior to 2007, the Company has issued $660,000 convertible notes with detachable five year warrants to purchase 13,200,000 shares of common stock. The notes bear interest at 5% and mature within one year from date of issuance. The notes were convertible, at the option of the holder, to shares of the Company's common stock at a conversion price per share equal to the lower of (i) 70% of the market price of common stock at date of issuance; or (ii) $0.025. The warrants provided for an exercise price of $0.025 per share. In September 2006 the board of directors offered to decrease the note conversion price to $0.005 per share if the note holders exercised their warrants at $0.01 by September 30, 2006. In consideration for the reduction, the maturity of the notes was extended for another year. As a result of the inducement, the Company recognized debt conversion expense and an increase in additional paid in capital relating to note holders who converted.

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For the December 31, 2007 Form 10-KSB and March 31, 2008 Form 10-Q the Company
revised the calculations as discussed below in the financial statements for December 31, 2007:

     For the years ended December 31, 2007 and 2006, the Company issued $691,000 and $660,000, respectively, of convertible notes. All of the convertible notes were issued with detachable warrants to purchase 13,820,000 and 13,200,000 shares of the Company's common stock, respectively, at $0.025 per share. In recording the transaction, the Company allocated the value of the proceeds to the convertible notes and the warrants based on their relative fair values. Fair value of the warrants was determined using the Black-Scholes valuation model. It was also determined that the convertible notes contained a beneficial conversion feature since the fair market value of the common stock issuable upon the conversion of the notes exceeded the value allocated to the notes.

     The value of the beneficial conversion feature and the value of the warrants have been recorded as a discount to convertible notes and are being amortized over the term of the notes using the straight-line method. For the years ended December 31, 2007 and 2006, amortization of the discount was $864,485 and $568,168, respectively.

      In September 2006, the Company offered to decrease the note conversion price to $0.005 per share if the note holders exercised their warrants at the reduced exercise price of $0.01 by September 30, 2006. In consideration for the reduction of conversion price, the maturity of the notes extended for another year. As a result of the inducement to exercise the warrants and to convert the notes, the Company recognized an expense of $988,686 and $345,357 for the years ended December 31, 2007 and 2006, respectively, with a corresponding increase in additional paid in capital.

     As of December 31, 2007, 11,900,000 of the warrants have been exercised.

     The modification of conversion terms was substantial such that it was considered an extinguishment of debt. Accordingly, the unamortized discount on convertible notes was written off and included in total amortization for 2006. Conversion of notes in 2007 and 2006 also resulted in the write off of the corresponding unamortized discount.

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


     In February 2007, the Company changed the per share conversion price from $0.005 to $0.02 for new lenders.

The Company will be amending our filings for the periods ending September 2006 through September 2007 to reflect the revised position.

GAIN ON EXTINGUISHMENT OF DEBT - ACCOUNTS PAYABLE

The "Gain on extinguishment of debt" is the write off of accounts payable that has exceeded the legal statute of limitations and is therefore no longer a liability of the Company. This is in compliance with FAS 140, Par 16(b) which indicates that a debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.


SEC COMMENT # 4:

In regard to convertible debt outstanding, please disclose for each period ended date presented (i) the number of shares of common stock into which convertible and (ii) the amount of principal associated with each rate of interest indicated.

RESPONSE TO SEC COMMENT # 4:

We have included this information in our December 31, 2007 Form 10-KSB and March 31, 2008 Form 10-Q. We will also include this information in our amended filings for the periods ending September 2006 through September 2007.



SEC COMMENT # 5:

In connection with the TST litigation, please disclose the date of entry of the judgment from when interest on the judgment amount commenced so that readers may ascertain the amount of time that has elapsed in regard to the accrued interest portion. Also, clarify in your disclosure the extent to which the increase in the provision for this settlement from the date of entry of judgment is associated with accrued interest and other reasons.


RESPONSE TO SEC COMMENT # 5:

We have included this information in our December 31, 2007 Form 10-KSB and March 31, 2008 Form 10-Q. We will also include this information in our amended filings for the periods ending September 2006 through September 2007.

Sincerely,

/s/ Debi Kokinos
-----------------------------------------
Chief Financial Officer

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